Applied DNA Sciences, Inc.

50 Health Sciences Drive

Stony Brook, NY 11790

March 6, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gregory Dundas

Division of Corporation Finance

Re:	Applied DNA Sciences, Inc.
Registration Statement on Form S-3
File No. 333-202432

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Applied DNA Sciences, Inc. (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form S-3 (File No. 333-202432) be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Tuesday, March 10, 2015, or as soon thereafter as practicable. In addition, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Applied DNA Sciences, Inc.

By:	/s/ Beth Jantzen
Beth Jantzen
Chief Financial Officer